ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

9 April 2009

Director/PDMR Shareholding

Reed Elsevier received notification today from the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trustees”), that between 7-8 April 2009 the Trustees purchased on behalf of the Directors/PDMRs of Reed Elsevier the number of shares/ADRs noted in the table below, under the terms of the Reed Elsevier Group plc Bonus Investment Plan. As a consequence of these purchases, the Directors/PDMRs received matching awards over the number of shares/ADRs also noted in the table below.

Additionally, Reed Elsevier received notification today that on 7 April 2009, Mr Andrew Prozes, a director of Reed Elsevier sold 10,500 Reed Elsevier PLC ADRs and 14,000 Reed Elsevier NV ADRs at the respective price of $29.2112 and $21.6434 per ADR.

Following these transactions, the interests of the Directors in the share capital of Reed Elsevier PLC and Reed Elsevier NV is as noted below.

		Reed Elsevier NV
	Reed Elsevier PLC	ordinary		Reed Elsevier NV	Current	Current
	ordinary shares	shares/ADRs*	Reed Elsevier PLC	ordinary	interest in Reed	interest in Reed
	purchased on behalf	purchased on behalf	ordinary shares	shares/ADRs*	Elsevier PLC	Elsevier NV
Director	of the director	of the director	matching award	matching award	ordinary shares	ordinary shares
Mark Armour	16,351	10,942	27,886	18,568	244,413	136,889

Erik Engstrom	?	17,144 *	?	28,608 *	107,040	365,581

Andrew Prozes	19,281	12,960	32,335	21,626	190,542	141,204

• Denotes purchase/award of an ADR. Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

	Reed Elsevier PLC ordinary
	shares purchased on behalf of	Reed Elsevier PLC ordinary
PDMR	the PDMR	shares matching award
Ian Fraser	21,294	36,316

The purchases by the Directors/PDMRs were at the following prices:

Reed Elsevier PLC ordinary shares Reed Elsevier NV ordinary shares Reed Elsevier NV ADRs	500.4559p per share €8.252223 per share $21.5871 per ADR

The Reed Elsevier Group plc Bonus Investment Plan permits directors and other senior executives to invest up to one half of their annual bonus in shares in the company, and receive an equivalent award of nil cost restricted shares from Reed Elsevier Group plc. The matching awards under the Plan vest after three years, subject to the participant retaining the shares which they have purchased under the Plan for a period of three years. Vesting of the above awards is subject to the achievement of 8% per annum compound growth in adjusted EPS at constant currencies over the 2009 – 2011 performance period.